UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Mountain Province Diamonds
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62426E
(CUSIP Number)

Emma Leeson
IFSC House
Custom House Quay
Dublin, Ireland
+353 1 605 4472
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10 September 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 62426E

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vertigol Unlimited Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,380,958
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,380,958
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,380,958
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common shares of Mountain Province Diamonds Inc. (the “Issuer”), and Ontario corporation. The principal executive offices of the Issuer are located at 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Vertigol Unlimited Company (“Vertigol”), an Irish corporation. Vertigol is in the business of investment holding. Vertigol’s principal business and principal office address is IFSC House, Custom House Quay, Dublin 1, Ireland.

Brendan Timbs, with a business address of IFSC House, Custom House Quay, Dublin 1, Ireland, is an Irish citizen who is employed by IFSC South Block Unlimited Company, IFSC House, Custom House Quay, Dublin 1, Ireland as a director and is a director of Vertigol.

Jonathan Comerford, with a business address of IFSC House, Custom House Quay, Dublin 1, Ireland, is an Irish citizen who is employed by International Investment and Underwriting Unlimited Company, IFSC House, Custom House Quay, Dublin 1, Ireland as a director and is a director of Vertigol.

Emma Leeson, with a business address of IFSC House, Custom House Quay, Dublin 1, Ireland, is an Irish citizen who is employed by International Investment and Underwriting Unlimited Company, IFSC House, Custom House Quay, Dublin 1, Ireland as an accountant and is a director of Vertigol.

Dermot F. Desmond, an entrepreneur, is an Irish citizen with a business address of IFSC House, Custom House Quay, Dublin 1, Ireland is the legal and beneficial owner of Vertigol.

During the last five years, none of Vertigol, Brendan Timbs, Jonathan Comerford, Emma Leeson and Dermot F. Desmond have been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The acquisition cost for the purchase of the common shares in the Issuer was funded by way of loan of CAD$423,533 from Nebraska Holdings Limited (“Nebraska”). Dermot F. Desmond is the legal and beneficial owner of Nebraska.

Item 4.	Purpose of Transaction

The acquisition of shares is for long term investment purposes and, Vertigol, may continue to acquire securities of the Issuer in the future solely for long term investment purposes. Vertigol has no current or planned intent to acquire securities of the Issuer for any purpose, or with the effect, of changing or influencing control of the Issuer.

Item 5.	Interest in Securities of the Issuer

Vertigol owns 52,380,958 common shares in the Issuer as at 10 September 2018 which represents 24.9% of the Issuers issued common share capital. Since last reported, 169,400 shares were acquired by Vertigol in the market.

Vertigol has the sole power to vote and dispose of the 52,380,958 shares of the Issuer referenced in above in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2018
Dated

/s/ Emma Leeson
Signature

Emma Leeson, Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).